Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Sanmina Corporation:

We consent to the use of our report dated November 13, 2014, with respect to the consolidated balance sheets of Sanmina Corporation and subsidiaries as of September 27, 2014 and September 28, 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 27, 2014, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of September 27, 2014, which report appears in the annual report on Form 10-K of Sanmina Corporation for the fiscal year ended September 27, 2014, incorporated herein by reference.

(signed) KPMG LLP

Santa Clara, California
April 23, 2015